Exhibit 99.1

NewsRelease

TransCanada Declares Quarterly Dividends

CALGARY, Alberta - November 9, 2017 - News Release - TransCanada Corporation (TSX, NYSE: TRP) (TransCanada or the Company) today announced that the Board of Directors (Board) of TransCanada declared a quarterly dividend of $0.625 per common share for the quarter ending December 31, 2017, on the Company’s outstanding common shares. The common share dividend is payable on January 31, 2018 to shareholders of record at the close of business on December 29, 2017.

The Board also declared quarterly dividends on the outstanding Cumulative First Preferred Shares as follows:

•	For the period up to but excluding December 29, 2017, payable on December 29, 2017, to shareholders of record at the close of business on November 30, 2017:

◦	Series 1 - $0.204125 per share

◦	Series 2 - $0.16774247 per share

◦	Series 3 - $0.1345 per share

◦	Series 4 - $0.12741370 per share

•	For the period up to but excluding January 30, 2018, payable on January 30, 2018, to shareholders of record at the close of business on January 2, 2018:

◦	Series 5 - $0.14143750 per share

◦	Series 6 - $0.16062192 per share

◦	Series 7 - $0.25 per share

◦	Series 9 - $0.265625 per share

•	For the period up to but excluding November 30, 2017, payable on November 30, 2017, to shareholders of record at the close of business on November 21, 2017:

◦	Series 11 - $0.2375 per share

◦	Series 13 - $0.34375 per share

◦	Series 15 - $0.30625 per share

These dividends are designated by TransCanada to be eligible dividends for purposes of the Income Tax Act (Canada) and any similar provincial or territorial legislation. An enhanced dividend tax credit applies to eligible dividends paid to Canadian residents.

The Board also approved the issuance of common shares from treasury at a two per cent discount under TransCanada’s Dividend Reinvestment Plan (DRP). Under the DRP, investors holding TransCanada common or preferred shares can receive common shares instead of cash dividend payments. For further details, including how to enroll in the program, please refer to http://www.transcanada.com/drip.html.

With more than 65 years' experience, TransCanada is a leader in the responsible development and reliable operation of North American energy infrastructure including natural gas and liquids pipelines, power generation and gas storage facilities. TransCanada operates one of the largest natural gas transmission networks that extends more than 91,500 kilometres (56,900 miles), tapping into virtually all major gas supply basins in North America. TransCanada is the continent's leading provider of gas storage and related services with 653 billion cubic feet of storage capacity. A large independent power producer, TransCanada currently owns or has interests in approximately 6,200 megawatts of power generation in Canada and the United States. TransCanada is also the developer and operator of one of North America’s leading liquids pipeline systems that extends approximately 4,800 kilometres (3,000 miles), connecting growing continental oil supplies to key markets and refineries. TransCanada’s common shares trade on the Toronto and New York stock exchanges under the symbol TRP. Visit TransCanada.com to learn more, or connect with us on social media and 3BL Media.

FORWARD LOOKING INFORMATION

This publication contains certain information that is forward-looking and is subject to important risks and uncertainties (such statements are usually accompanied by words such as "anticipate", "expect", "believe", "may", "will", "should", "estimate", "intend" or other similar words). Forward-looking statements in this document are intended to provide TransCanada security holders and potential investors with information regarding TransCanada and its subsidiaries, including management's assessment of TransCanada's and its subsidiaries' future plans and financial outlook. All forward-looking statements reflect TransCanada's beliefs and assumptions based on information available at the time the statements were made and as such are not guarantees of future performance. Readers are cautioned not to place undue reliance on this forward-looking information, which is given as of the date it is expressed in this news release, and not to use future-oriented information or financial outlooks for anything other than their intended purpose. TransCanada undertakes no obligation to update or revise any forward-looking information except as required by law. For additional information on the assumptions made, and the risks and uncertainties which could cause actual results to differ from the anticipated results, refer to the Quarterly Report to Shareholders dated November 8, 2017 and 2016 Annual Report filed under TransCanada's profile on SEDAR at www.sedar.com and with the U.S. Securities and Exchange Commission at www.sec.gov.

Media Enquiries:
Mark Cooper / Grady Semmens
403.920.7859 or 800.608.7859

TransCanada Investor & Analyst Enquiries:
David Moneta / Stuart Kampel
403.920.7911 or 800.361.6522